August 15, 2024

Jennifer S. Buell, Ph.D.
Chief Executive Officer
MiNK Therapeutics, Inc.
149 Fifth Street, Suite 500
New York, NY 10010

        Re: MiNK Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed August 13, 2024
            File No. 333-281522
Dear Jennifer S. Buell, Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Zachary R. Blume